Steven M. Skolnick Partner	One Lowenstein Drive T: 973 597 2476 F: 973 597 2477 E: sskolnick@lowenstein.com
September 14, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 3030

Washington, DC 20549

Attn:	Ada D. Sarmento
Christine Westbrook
Ameen Hamady
Sasha Parikh

Re:	PaxMedica, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 28, 2020
Amendment No. 3 to Registration Statement on Form S-1
Filed September 2, 2020
File No 333-239676

Ladies and Gentlemen:

On behalf of PaxMedica, Inc. (the “Company”), we are hereby responding to the letter, dated September 9, 2020 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the Securities and Exchange Commission (the “Commission”), regarding Amendment No. 2 to the Registration Statement on Form S-1, filed on August 28, 2020 and Amendment No. 3 to the Registration Statement on Form S-1, filed on September 2, 2020 (collectively, the “Amended Registration Statement”). In response to the Comment Letter and to update certain information in the Amended Registration Statement, the Company is filing a further amended registration statement with the Commission (the “Fourth Amended Registration Statement”). For ease of reference, set forth below in bold are the comments of the Staff with respect to the Amended Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Amended Registration Statement unless defined herein.

Securities and Exchange Commission

Division of Corporation Finance

September 14, 2020

The Company has authorized us to respond to the Comment Letter as follows:

Amendment No. 3 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Six Months Ended June 30, 2020 to the Six Months Ended June 30, 2019

Operating Expenses

General and Administrative, page 49

1.	Please revise your disclosure to quantify the reasons for the change in general and administrative expenses as previously requested in prior Comment 9 in our letter dated June 11, 2020.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page 49 of the Fourth Amended Registration Statement in response to the Staff’s comment.

Description of Capital Stock

Choice of Forum, page 97

2.	Your amended Your amended and restated certificate of incorporation filed as Exhibit 3.2 states that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Please expand your disclosure here and in your risk factor on page 39 to reflect this forum selection provision and to highlight risks associated with this provision, including uncertainty as to whether a court would enforce such provision and to state that investors cannot waive compliance with the federal securities laws and rules and regulations thereunder.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on pages 39 and 97 of the Fourth Amended Registration Statement in response to the Staff’s comment.

Any questions regarding the contents of this letter or the Second Amended Registration Statement should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

cc:	Howard J. Weisman, PaxMedica, Inc.